Filed by SendGrid, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: SendGrid, Inc.
Commission File No.: 001-38275

Below is a letter from SendGrid, Inc. to the stockholders of SendGrid, Inc. regarding the stockholder vote related to the acquisition of SendGrid, Inc. by Twilio Inc., which was mailed on January 14, 2019.

January 14, 2019

Dear Stockholder:

We recently delivered to you a proxy statement of SendGrid, Inc. (“SEND”) wherein your support is requested for matters related to the acquisition of SEND by Twilio Inc. (the “Merger”) pursuant to an Agreement and Plan of Merger and Reorganization dated October 15, 2018, as amended on December 13, 2018, among Twilio Inc., Topaz Merger Subsidiary, Inc. and SEND (the “Merger Agreement”), as detailed in the proxy statement. We urge your support for all the proposals related to the Merger to be voted upon at the special meeting of stockholders of SEND to be held on January 30, 2019. As of the date of this letter your shares of SEND remain unvoted.

The SEND board of directors unanimously recommends that stockholders vote “FOR” each of the proposals being submitted to a vote at the SEND special meeting of stockholders.

Please Vote Your SEND Shares Today!

Regardless of the number of shares you own your vote is very important. We encourage all stockholders to have their voices heard. The adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of SEND common stock. Failure to vote or a vote to abstain will have the same effect as a vote against the proposal to adopt the Merger Agreement and approve the Merger.

There are three ways to vote your shares of SEND common stock without attending the special meeting of stockholders in person — each only taking a few moments:

•                       By Telephone — Stockholders in the United States can submit their vote by calling the toll-free number indicated on the enclosed vote instruction form; please have your control number located on the enclosed vote instruction form available when calling;

•                       By Internet — Stockholders can submit their vote via internet at www.proxyvote.com; please have the control number located on the enclosed vote instruction form available; or

•                       By Mail — Stockholders can vote by mail by signing, dating and returning the enclosed vote instruction form in the postage-paid envelope provided.

To be valid, your vote by telephone or internet must be received by 11:59 p.m. (Eastern Time) on January 29, 2019, the day preceding the special meeting of stockholders.

If you need assistance in voting your shares or have questions regarding the special meeting of stockholders, please contact SEND’s proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or email at proxy@mackenziepartners.com.

We thank you for your continued support of SEND.

Sincerely,

SendGrid, Inc.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that relate to future results and events may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of SEND and Twilio Inc. (“Twilio”). There can be no assurances that the proposed merger will be consummated. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: economic, business, competitive, and/or regulatory factors affecting the businesses of SEND and Twilio generally, including those set forth in the filings of SEND and Twilio with the Securities and Exchange Commission (the “SEC”), especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, their Current Reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. SEND and Twilio undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Where You Can Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with SEND’s pending acquisition by Twilio, Twilio has filed a Registration Statement on Form S-4 (File No. 333-228522) containing a definitive joint proxy statement/prospectus of SEND and Twilio, and each party will file other documents concerning the proposed merger with the SEC. The Registration Statement on Form S-4 was declared effective on December 18, 2018 and the definitive joint proxy statement/prospectus was mailed or otherwise made available to SEND’s and Twilio’s respective stockholders on or about December 18, 2018. SEND URGES INVESTORS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SEND, TWILIO AND THE PROPOSED MERGER. Investors may obtain free copies of the Registration Statement on Form S-4, including the definitive joint proxy statement/prospectus, and other documents filed by SEND and Twilio with the SEC at the SEC’s website at www.sec.gov. Free copies of the definitive joint proxy statement/prospectus and SEND’s other SEC filings are also available on SEND’s website at http://www.sendgrid.com.

Participants in the Solicitation

SEND, Twilio and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding SEND’s officers and directors is included in SEND’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018 with respect to its 2018 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to SEND’s Investors page on its corporate website at http://www.sendgrid.com/. Information regarding Twilio’s officers and directors is included in Twilio’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018 with respect to its 2018 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Twilio’s Investors page on its corporate website at www. twilio.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed Merger, and a description of their direct and indirect interests in the proposed Merger, which may differ from the interests of SEND’s stockholders or Twilio’s stockholders generally, is set forth in the definitive joint proxy statement/prospectus filed with the SEC.

If you have questions or need assistance in voting your shares, please contact:

1407 Broadway, 27th Floor
New York, New York 10018
(212) 929-5500 or
Call Toll-Free (800) 322-2885
Email: proxy@mackenziepartners.com